Exhibit 99.2

Global-e and Shopify sign new multi-year strategic partnership agreement, extending relationship

PETAH-TIKVA, Israel, May 14, 2025 - Global-e Online Ltd. (Nasdaq: GLBE) the leader of global Direct-To-Consumer eCommerce enablement, and Shopify, a leading commerce technology company, today announced a new 3-year strategic partnership agreement. The new agreement renews the companies’ long-standing strategic partnership for both their 1P (i.e. Shopify Managed Markets) and 3P solutions to empower international direct to consumer e-commerce on the Shopify platform.

“As the leader in this market, Global-e has been a great partner of ours for over four years now, helping Shopify merchants realize their true global potential," said Kaz Nejatian, COO of Shopify. "Our renewed agreement enables us to take our offering to the next level and enhance opportunities and optionality for merchants of all sizes, geographies and verticals to grow their global footprint.”

“In early 2021 we teamed up with Shopify to build a unique native integration which streamlined the way merchants transact with their global audiences. Not long after, we expanded our partnership, as our teams worked hand-in-hand to create the innovative Managed Markets solution, a first-of-its-kind merchant-of-record solution built for self-onboarding,” said Amir Schlachet, Founder and CEO of Global-e. “The new multi-year strategic agreement we have signed will carry our long-standing partnership into the future and enhance the value we can bring to our joint merchants. We look forward to continuing our close work with our partners at Shopify over the coming years as we continue our journey to power better global e-commerce for merchants around the globe.”

The companies’ new three-year strategic partnership covers both 1P (Shopify Managed Markets) and 3P MoR (Merchant of Record) solutions.

According to the new agreement, for 1P (Shopify Managed Markets) Global-e will remain the exclusive provider of MoR services for the Shopify branded solution. As part of the agreement, future versions of Managed Markets will leverage Shopify Payments as well as other elements of the Shopify suite of services, thereby further streamlining the merchant experience on international e-commerce, making it even more accessible and intuitive for merchants. Under the new agreement, Shopify and Global-e aim to drive increased adoption of Shopify Managed Markets. As such, the commercial structure will be updated to reflect the revised division of responsibilities between Shopify and Global-e in the provision of the Managed Markets solution.

Regarding the 3P solution, the new agreement will allow for additional MoR providers to work with Shopify merchants. However, Global-e will remain the preferred partner for MoR services on Shopify, and will enjoy exclusive access to certain key features available on the Shopify platform. Global-e will also benefit from enhanced commercial terms.

For more information please visit https://investors.global-e.com/

Cautionary Note Regarding Forward Looking Statements

This press release contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future strategy and projected revenue, GMV, Adjusted EBITDA and other future financial and operational results, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, the launch of large enterprise merchants, and our ongoing partnership with Shopify, are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, our rapid growth and growth rates in recent periods may not be indicative of future growth; our ability to retain existing merchants and to attract new merchants; our ability to anticipate merchant needs or develop or integrate new functionality or enhance our existing platforms to meet those needs; the impact of imposed tariffs or other trade regulations on our business and financial results; our ability to implement and use artificial intelligence and machine learning technologies successfully; our ability to compete in our industry; our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms; our ability to adapt our platform and services for the Shopify platforms; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; our history of net losses; our ability to manage our growth and manage expansion into additional markets and the introduction of new platforms and offerings; our ability to accommodate increased volumes during peak seasons and events; our ability to effectively expand our marketing and sales capabilities; our expectations regarding our revenue, expenses and operations; our ability to operate internationally; our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices; our operation as a merchant of record for sales conducted using our platform; regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with;
compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions; our business’s reliance on the personal importation model; our ability to securely store personal information of merchants and shoppers; increases in shipping rates; fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations; our ability to offer high quality support; our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms; our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence evolves; our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants; our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies; our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees; litigation for a variety of claims which we may be subject to; the adoption by merchants of a D2C model; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to maintain our corporate culture; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; our ability to accurately estimate judgments relating to our critical accounting policies; changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies; requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so; global events or conditions in individual markets such as financial and credit market fluctuations, war, climate change, and macroeconomic events; risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders; risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,000 brands and retailers across the United States, EMEA and APAC, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

About Shopify

Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store, and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as BarkBox, Vuori, BevMo, Carrier, JB Hi-Fi, Meta, ButcherBox, SKIMS, Supreme, and many more. For more information visit www.shopify.com.

Investor Contact:
Global-e: Alan Katz, VP, Investor Relations, IR@global-e.com
Shopify: Carrie Gillard Director, Investor Relations, IR@shopify.com

Press Contact:
Global-e: Sarah Schloss, Headline Media, Globale@headline.media
Shopify: Stephanie Ross Lead, Communications press@shopify.com